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                                                       OMB APPROVAL
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                                              OMB Number:        3235-0173
                                              Expires:  September 30, 1998
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                                              hours per response......0.25
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES
                           AS SPECIFIED IN RULE 71(b)

  (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1.  Name and business address of person filing statement.

    Paul, Hastings, Janofsky & Walker LLP 1299 Pennsylvania Avenue, N.W., Tenth Floor, Washington, D.C. 20004-2400

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

    Charles A. Patrizia and Jay A. Morrison - address same as above

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

    Paul, Hastings, Janofsky & Walker LLP is retained by a coalition in which the following registered utility holding companies participated in 1997 and will participate in 1998.


     1.  Allegheny Power System, Inc.
         10435 Downsville Pike
         Hagerstown, MD 21740

     2.  American Electric Power Company
         1 Riverside Plaza
         Columbus, OH 43215

     3.  Central and South West Corporation
         1616 Woodall Rogers Expressway
         Dallas, TX 75202

     4.  Cinergy Corporation
         221 East 4th Street
         Cincinnati, OH 45202

     5.  Columbia Gas System
         12355 Sunrise Valley Drive
         Reston, VA 20191-3420

     6.  Eastern Utilities Associates
         1 Liberty Square
         Boston, MA 20107

     7.  Entergy Corporation
         225 Baronne Street
         New Orleans, LA 70112

     8.  General Public Utilities Corporation
         100 Interpace Parkway
         Parsipany, NJ 07054

     9.  New England Electric System
         25 Research Drive
         Westborough, MA 01582

     10. Southern Company
         270 Peachtree Street
         Atlanta, GA 30346

    In addition, the following subsidiaries of a registered company participate in the coalition:

     1.  Union Electric Company
         1901 Chouteau Avenue
         St. Louis, MO 63103

     2.  Public Service of Colorado
         1225 17th Street
         Suite 900
         Denver, CO 80202-5509


4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

        Represent a coalition in which certain registered holding companies and certain exempt companies participate, regarding possible amendment or repeal of the Public Utility Holding Company Act, or other Acts and regulations affecting the business and operations of the companies, in meetings with the SEC, Department of Energy and FERC staff, with Members and staff of the House and Senate, and with staff of House and Senate committees.


5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

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                               Salary or other
                               compensations
                               ---------------
                               received  to be      Person or company from whom
   Name of  recipient            (a)      (b)        received or to be received
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
Paul, Hastings, Janofsky     50,907.50  45,000.00      See Item 3
--------------------------------------------------------------------------------
   & Walker LLP
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

    (b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source of reimbursement for same.

    (a) Total amount of routine expenses charged to client, $ -0-
                                                             ----

    (b) Itemized list of all other expenses:

Date  4/8/98                              Signed /s/ Charles A. Patrizia
     -------------------------                   -------------------------

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 979 (11-97)
Previous editions obsolete